WIKIPEDIA

Bill Ottman

William Ottman (born November 2, 1985) is an American Internet entrepreneur and freedom of information activist based in New York City, best known as the CEO and co-founder of Minds.

Contents

Education and career
Awards and honors
Media appearances
References

Education and career

Ottman pursued English and music at the University of Vermont. In 2010, he worked as director of marketing at Gathering of the Vibes Music and Arts Festival.

In 2011, Ottman co-founded Minds, an open source social networking platform that launched to the public in June 2015.[1] He is also an advisor at Code to Inspire.[2]

Awards and honors

In 2015, The Boston Global Forum honored Ottman as a Michael Dukakis Leadership Fellow.[3]

Media appearances

Ottman's speaking engagements and media appearances have included The Joe Rogan Experience, Tucker Carlson Tonight, The Keiser Report, Redacted Tonight, Wired, GQ, Forbes, CNET, IBTimes, Breitbart, VentureBeat, Business Insider, Techcrunch, MarketWatch, Barron's, Bitcoin Magazine, The San Francisco Chronicle, *The Huffington Post*[4] and the *Voice of America*.[5]

Bill Ottman	
	
Born	November 2, 1985 New York, New York
Education	University of Vermont
Occupation	CEO and co-founder of Minds
Known for	Entrepreneurship, activism, live events, art
Website	minds.com/ottman (http://minds.com/ottman)

References

1. "Super-private social network launched to take on Facebook with support of Anonymous" (https://www.independent.co.uk/life-style/gadgets-and-tech/news/superprivate-social-network-launched-to-take-on-facebook-with-support-of-anonymous-10325307.html). The Independent. June 17, 2015. Retrieved July 22, 2015.
2. "Super-private social network launched to take on Facebook with support of Anonymous" (http://codetoinspire.org/). Code to Inspire. Retrieved July 22, 2015.
3. "Bill Ottman" (http://bostonglobalforum.org/mdlf/2015/06/30/bill-ottman/). Boston Global Forum. June 30, 2015. Retrieved July 22, 2015.

4. "This Social Network You've Never Heard Of Has Nearly 1 Million Users, Its CEO Says" (http://www.huffingtonpost.com/2015/06/29/minds-social-network_n_7690028.html). The Huffington Post. June 29, 2015. Retrieved July 22, 2015.

5. "Social Media Network Wants Privacy in User's Hands" (http://www.voanews.com/content/social-media-network-privacy/2846376.html). Voice of America. July 6, 2015. Retrieved July 22, 2015.

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This page was last edited on 1 March 2019, at 18:45 (UTC).